Filed by Opportunistic Credit Interval Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company

Yieldstreet Alternative Income Fund Inc.

File No. 811-23407

On March 19, 2026, it was announced that Yieldstreet Alternative Income Fund (the “Company”) entered into a definitive agreement for Opportunistic Credit Interval Fund (“SOFIX” or the “Acquiring Fund”) to acquire the assets of the Company (the “Asset Acquisition”). SOFIX is managed by Mount Logan Management, LLC (“MLM”), an indirect, wholly-owned subsidiary of Mount Logan Capital, Inc. (“MLCI”). In addition to the Asset Acquisition, Willow Asset Management LLC (“Willow Wealth”) and MLM have entered into a two-year Transition Services Agreement (“TSA”) whereby MLM will receive access to certain books and records of Willow Wealth’s management of the Company following the closing of the Asset Acquisition, and a sub-advisory agreement (“SAA”) for MLM to manage certain legacy funds managed by Willow Wealth (other than the Company). E-mails in the form attached hereto as Exhibit A were sent to investors on June 29, 2026, together with a FAQ attached hereto as Exhibit B.

Exhibit A: E-mail Communication

Exhibit B: FAQ

Exhibit A: E-mail Communication

Subject: What to expect with the upcoming shareholder vote

Dear [FirstName],

Starting [tomorrow], you’ll be asked to vote on an important transaction involving the Yieldstreet Alternative Income Fund Inc. (“AIF”).

The AIF Board believes the transaction is in the best interests of the Fund and its shareholders and recommends that you vote in favor of the proposal.

Here’s what to know about the transaction and shareholder vote.

IMPORTANT We’ve partnered with Sodali & Co to assist in conducting this shareholder vote. You will receive materials from Sodali [tomorrow] with additional information.

Background

In March, we shared that AIF entered into a definitive agreement for Mount Logan’s Opportunistic Credit Interval Fund (“SOFIX”) to acquire all of AIF’s assets.

If approved, your AIF shares will be exchanged for SOFIX shares and AIF would cease to exist. Aside from the adjustment for certain costs relating to the transaction borne by AIF, the total dollar value of your position is not expected to change, and this transaction is intended to qualify as a tax-free reorganization.

Why SOFIX

SOFIX is managed by Mount Logan Management, LLC (“MLM”), a $2.1 billion asset manager1 focused primarily on credit investments. SOFIX operates with a similar investment strategy to AIF subject to certain differences including how MLM seeks to achieve SOFIX’s investment objectives, and the combined fund would be approximately double the size of AIF resulting in, among other things, the potential for diversification of portfolio holdings and operational efficiencies, should the transaction be approved.

For the period from its inception in July 2022 through March 31, 2026, SOFIX has delivered stronger historical returns after fees and expenses (even though they are higher than those you pay in AIF) than AIF over the same period.2 SOFIX has made all intended quarterly distributions to shareholders since inception.3

1 Source: Mount Logan Capital, Inc. As of March 31, 2026, Mount Logan Management, LLC had $2.1 billion in assets under management. Mount Logan Management, LLC is wholly owned by Mount Logan Capital, Inc., (NASDAQ: MLCI).

2 Past performance is not indicative of future returns. Historical returns assume reinvestment of dividends and capital gains.

3 There is no assurance that distributions paid will be maintained at the targeted level or that distributions will be paid at all. Distributions may include return of investor capital.

Liquidity

Historically, AIF has conducted quarterly repurchase offers of no more than 5% of the Fund’s Shares outstanding (typically 3%). By approving this transaction, shareholders would gain access to liquidity through SOFIX, which operates as an interval fund and makes quarterly offers to repurchase at least 5% of its outstanding shares pursuant to a fundamental policy which may be changed only with a shareholder vote.4

In contrast, AIF’s repurchase offer program may be suspended or terminated by the Board of Directors at any time. As previously announced, the Board of Directors of AIF has determined to suspend repurchases pursuant to AIF’s share repurchase program in connection with the proposed transaction, to remain in effect through the completion of the transaction or, if the transaction is not consummated, until further notice.

What to expect with the shareholder vote

The AIF Board is recommending that shareholders vote to approve the transaction.

You can expect to receive materials on the shareholder vote from Sodali & Co [tomorrow]. Please promptly cast your vote once materials arrive. You are urged to read the proxy statement / prospectus and other relevant documents carefully and in their entirety when you receive them because they will contain important information about the proposed transaction, including the investment objectives, risks, fees and expenses of AIF and SOFIX.

If you have any questions, shareholders are encouraged to contact Sodali & Co at requests—sfs-meetinginfo@sodali.com or 1-800-961-2347.

* * * * *

4 SOFIX conducts quarterly repurchase offers at NAV, of no less than 5% of its outstanding shares. If shareholders tender for repurchase more than the repurchase offer amount for a given repurchase offer, SOFIX generally will repurchase the shares on a pro rata basis. Regardless of how SOFIX performs, there is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. No special or additional repurchase offer is expected in connection with the transaction.

Cautionary Statement Regarding Forward-Looking Statements

This communication, and oral statements made from time to time by representatives of Willow Wealth Inc., Willow Wealth Asset Management LLC (collectively with Willow Wealth Inc., “Willow Wealth”), AIF, Mount Logan Capital, Inc., MLM (collectively with Mount Logan Capital, Inc., “Mount Logan”) or SOFIX may contain statements of a forward-looking nature relating to future events within the meaning of applicable U.S. securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would,” “forecasts,” “seeks,” “future,” “proposes,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions). Forward-looking statements are not statements of historical fact and reflect Willow Wealth’s, AIF’s, Mount Logan’s or SOFIX’s current views about future events. Such forward-looking statements include, without limitation, statements about the expected timing and benefits of the transaction, the accretive nature of the transaction, future financial and operating results, Willow Wealth’s, AIF’s, Mount Logan’s or SOFIX’s plans, objectives, expectations and intentions regarding our business strategy and plans, and other statements that are not historical facts, including but not limited to the inability to complete and recognize the anticipated benefits of the transaction on the anticipated timeline or at all, purchase price adjustments, unexpected costs related to the transaction, future results of operations, projected cash flow and liquidity, business strategy, shareholder liquidity and the payment of dividends, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those projected. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Readers should carefully review the statements set forth in the reports, which AIF and SOFIX have filed or will file from time to time with the SEC and any risk factors contained in such reports, which may cause results to differ.

Each of Willow Wealth, AIF, Mount Logan and SOFIX does not undertake any obligation, and expressly disclaims any obligation, to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Any discussion of past performance is not an indication of future results. Investing in financial markets involves a substantial degree of risk. Investors must be able to withstand a total loss of their investment. The information herein is believed to be reliable and has been obtained from sources believed to be reliable, but no representation or warranty is made, expressed or implied, with respect to the fairness, correctness, accuracy, reasonableness or completeness of the information and opinions. The information contained on the website of Willow Wealth or AIF is not incorporated by reference into this communication. Neither Willow Wealth, AIF, Mount Logan nor SOFIX is responsible for the contents of third-party websites.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and is not, and under no circumstances is it intended to be and does not constitute an offer to sell or the solicitation of an offer to purchase any securities in Willow Wealth, AIF, Mount Logan or SOFIX or in any fund or other investment vehicle in any jurisdiction pursuant to the proposed transactions or otherwise, nor is it intended to solicit a proxy from any shareholder of AIF.

Additional Information and Where to Find It

Additional information regarding the proposed transaction will be presented in a proxy statement/prospectus that will be provided to AIF shareholders.

The proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission (SEC). When available, AIF shareholders are encouraged to review the final, definitive proxy statement/prospectus free of charge on the SEC website at www.sec.gov or on the fund’s website at www.yieldstreetalternativeincomefund.com.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FINAL, DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. AIF SHAREHOLDERS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES, AND EXPENSES OF AIF AND SOFIX CAREFULLY. THE PROXY STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CONTAINS INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS, CHARGES, AND EXPENSES OF AIF AND SOFIX.

Participants in the Solicitation

SOFIX, Mount Logan Capital, Mount Logan Management, AIF and Willow Wealth and their respective directors/trustees, officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of AIF in connection with the proposed transaction. Information regarding the persons who may be deemed participants in such solicitation is set forth in the proxy statement/prospectus relating to the proposed transaction. Shareholders may obtain additional information regarding the interests of the participants in the solicitation of proxies in connection with the proposed transaction by reading the proxy statement/prospectus when it becomes available.

Exhibit B: FAQ

Frequently Asked Questions

In March, we shared that Yieldstreet Alternative Income Fund Inc. (“AIF”) entered into a definitive agreement for the Opportunistic Credit Interval Fund (“SOFIX”) to acquire all of AIF’s assets.

SOFIX is managed by Mount Logan Management, LLC (“MLM”), a $2.1 billion credit-focused asset manager5, and has a similar investment objective as AIF. SOFIX operates with a similar investment strategy to AIF subject to certain differences including how MLM seeks to achieve SOFIX’s investment objectives.

Here’s what to know about the transaction and voting process.

Please note, Sodali & Co has been engaged by AIF to assist with the solicitation of shareholder votes. You may receive communications or be contacted by a Sodali representative.

Background on the offering

What is being proposed?

Shareholders of AIF are being asked to consider and approve a reorganization of AIF into SOFIX. If approved, SOFIX will acquire all AIF assets in exchange for newly issued SOFIX shares, distributed to AIF shareholders in a net asset value for net asset value (NAV-for-NAV) exchange, and shareholders of AIF will become shareholders of SOFIX at closing. AIF will be promptly wound down and dissolved after closing.

The AIF Board believes the transaction is in the best interests of the Fund and its shareholders and recommends that you vote in favor of the proposal.

What are the potential benefits of this transaction?

Liquidity

Historically, AIF has conducted quarterly repurchase offers of no more than 5% of the Fund’s Shares outstanding (typically 3%). By approving this transaction, you would gain access to liquidity through SOFIX, which operates as an interval fund and makes quarterly offers to repurchase at least 5% of its outstanding shares pursuant to a fundamental policy which may be changed only with a shareholder vote.6

5 Source: Mount Logan Capital, Inc. As of March 31, 2026, Mount Logan Management, LLC had $2.1 billion in assets under management. Mount Logan Management, LLC is wholly owned by Mount Logan Capital, Inc., (NASDAQ: MLCI).

6 SOFIX conducts quarterly repurchase offers at NAV, of no less than 5% of its outstanding shares. If shareholders tender for repurchase more than the repurchase offer amount for a given repurchase offer, SOFIX generally will repurchase the shares on a pro rata basis. Regardless of how SOFIX performs, there is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. No special or additional repurchase offer is expected in connection with the transaction.

In contrast, AIF’s repurchase offer program may be suspended or terminated by the Board of Directors at any time. As previously announced, the Board of Directors of AIF has determined to suspend repurchases pursuant to AIF’s share repurchase program in connection with the proposed transaction, to remain in effect through the completion of the transaction or, if the transaction is not consummated, until further notice.

Historical performance

For the period from its inception in July 2022 through March 31, 2026, SOFIX has delivered stronger historical returns after fees and expenses (event though they are higher than those you pay in AIF) than AIF during the same period.7

Expanded portfolio

The combined fund would nearly double AIF’s size resulting in, among other things, the potential for diversification of portfolio holdings and operational efficiencies while maintaining a similar focus on income-generating credit investments.

How do the investment strategies compare?

While both funds share a core focus on credit investments and similar investment strategy, they differ in approach to achieve such strategy. SOFIX follows a thematic approach, targeting Special Situations and Private Capital investments that are expected to perform well in both favorable and unfavorable economic conditions. In contrast, AIF has a wider investment universe and is not thematically driven, reflecting a broad mandate to invest in credit investments of any type, as well as selectively acquiring equity interests. You are encouraged to read the proxy statement / prospectus when you receive it because it will describe the investment objectives, strategies and risks of AIF and SOFIX.

Who is Mount Logan?

Mount Logan Capital, Inc. is an integrated alternative asset management and insurance solutions firm. Mount Logan Management, LLC, a subsidiary of Mount Logan Capital, is the investment adviser to SOFIX and is part of the BC Partners credit platform. Together with its affiliates, BC Partners manages assets across private equity and credit.

7 Past performance is not indicative of future returns. Historical returns assume reinvestment of dividends and capital gains.

Why is this transaction being proposed?

Willow Wealth plans to continue its evolution into a platform that connects investors with leading managers across private markets rather than serving as a portfolio manager.

Your investment

Can I exit before the transition?

As previously announced, the Board of Directors of AIF has determined to suspend repurchases pursuant to AIF’s share repurchase program in connection with the proposed transaction, to remain in effect through the completion of the transaction or, if the transaction is not consummated, until further notice.

If this transaction is approved and consummated, shareholder liquidity would be offered through SOFIX’s regular repurchase offer process. As an interval fund, SOFIX makes quarterly offers to repurchase at least 5% of its outstanding shares.8 No special or additional repurchase offer is expected in connection with the transaction.

Does the value of my investment change?

Aside from the adjustment for certain costs relating to the transaction that will be borne by AIF, the total dollar value of your position is not expected to change. Should the transaction be approved, your AIF shares will be exchanged for SOFIX shares at equal dollar value through a NAV-for-NAV exchange.

Is this a taxable event?

The transaction is intended to qualify as a tax-free reorganization. Your cost basis and holding period are expected to carry over to SOFIX shares.

Note that AIF may make distributions prior to closing to maintain its regulated investment company status. If made, those distributions would be taxable in the year received. Consult your tax advisor for guidance specific to your situation.

What happens to distributions?

SOFIX makes, and intends to continue to make, quarterly distributions, though distributions are not guaranteed. Throughout the proxy period, AIF expects to maintain its quarterly distributions. Any AIF distributions will continue to either be reinvested or deposited into your external account, depending on the shareholder’s preferences.

8 SOFIX conducts quarterly repurchase offers at NAV, of no less than 5% of its outstanding shares. If shareholders tender for repurchase more than the repurchase offer amount for a given repurchase offer, SOFIX generally will repurchase the shares on a pro rata basis. Regardless of how SOFIX performs, there is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer.

Your account

How will I access my AIF account?

If approved, shareholders are expected to get access to SOFIX’s transfer agent’s investor portal, which can be found on SOFIX’s website and functions similarly to the Willow Wealth platform.

Will I still receive tax forms through Willow Wealth?

Should the transaction be approved, final tax documents related to your AIF investment will be delivered through Willow Wealth for the 2026 tax year.

Will my Willow Wealth account be affected?

No, this transaction applies only to your AIF position. Your Willow Wealth account will continue to remain active.

Casting your vote

How do I cast my vote?

Sodali & Co has been engaged by AIF to assist with conducting a shareholder vote.

Shareholders will receive an email from Sodali & Co with a link to cast their vote on or about Tuesday, June 30, 2026. Shareholders can also access a link to vote from their Willow Wealth portal.

The AIF Board believes the transaction is in the best interests of the Fund and its shareholders and recommends that you vote in favor of the proposal.

Where can I review additional information?

The proxy statement / prospectus with additional information about the proposed transaction will be available starting on or about Tuesday, June 30, 2026 from your Willow Wealth portal, as well as the AIF website.

Who can I contact if I have questions?

If you have any questions, shareholders are encouraged to contact Sodali & Co by email at requests—sfs-meetinginfo@sodali.com or by calling 1-800-961-2347.

* * * * *

Cautionary Statement Regarding Forward-Looking Statements

This communication, and oral statements made from time to time by representatives of Willow Wealth Inc., Willow Wealth Asset Management LLC (collectively with Willow Wealth Inc., “Willow Wealth”), AIF, Mount Logan Capital, Inc., MLM (collectively with Mount Logan Capital, Inc., “Mount Logan”) or SOFIX may contain statements of a forward-looking nature relating to future events within the meaning of applicable U.S. securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would,” “forecasts,” “seeks,” “future,” “proposes,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions). Forward-looking statements are not statements of historical fact and reflect Willow Wealth’s, AIF’s, Mount Logan’s or SOFIX’s current views about future events. Such forward-looking statements include, without limitation, statements about the expected timing and benefits of the transaction, the accretive nature of the transaction, future financial and operating results, Willow Wealth’s, AIF’s, Mount Logan’s or SOFIX’s plans, objectives, expectations and intentions regarding our business strategy and plans, and other statements that are not historical facts, including but not limited to the inability to complete and recognize the anticipated benefits of the transaction on the anticipated timeline or at all, purchase price adjustments, unexpected costs related to the transaction, future results of operations, projected cash flow and liquidity, business strategy, shareholder liquidity and the payment of dividends, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those projected. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Readers should carefully review the statements set forth in the reports, which AIF and SOFIX have filed or will file from time to time with the SEC and any risk factors contained in such reports, which may cause results to differ.

Each of Willow Wealth, AIF, Mount Logan and SOFIX does not undertake any obligation, and expressly disclaims any obligation, to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Any discussion of past performance is not an indication of future results. Investing in financial markets involves a substantial degree of risk. Investors must be able to withstand a total loss of their investment. The information herein is believed to be reliable and has been obtained from sources believed to be reliable, but no representation or warranty is made, expressed or implied, with respect to the fairness, correctness, accuracy, reasonableness or completeness of the information and opinions. The information contained on the website of Willow Wealth or AIF is not incorporated by reference into this communication. Neither Willow Wealth, AIF, Mount Logan nor SOFIX is responsible for the contents of third-party websites.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and is not, and under no circumstances is it intended to be and does not constitute an offer to sell or the solicitation of an offer to purchase any securities in Willow Wealth, AIF, Mount Logan or SOFIX or in any fund or other investment vehicle in any jurisdiction pursuant to the proposed transactions or otherwise, nor is it intended to solicit a proxy from any shareholder of AIF.

Additional Information and Where to Find It

Additional information regarding the proposed transaction will be presented in a proxy statement/prospectus that will be provided to AIF shareholders.

The proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission (SEC). When available, AIF shareholders are encouraged to review the final, definitive proxy statement/prospectus free of charge on the SEC website at www.sec.gov or on the fund’s website at www.yieldstreetalternativeincomefund.com.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FINAL, DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. AIF SHAREHOLDERS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES, AND EXPENSES OF AIF AND SOFIX CAREFULLY. THE PROXY STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS, CHARGES, AND EXPENSES OF AIF AND SOFIX.

Participants in the Solicitation

SOFIX, Mount Logan Capital, Mount Logan Management, AIF and Willow Wealth and their respective directors/trustees, officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of AIF in connection with the proposed transaction. Information regarding the persons who may be deemed participants in such solicitation is forth in the proxy statement/prospectus relating to the proposed transaction. Shareholders may obtain additional information regarding the interests of the participants in the solicitation of proxies in connection with the proposed transaction by reading the proxy statement/prospectus when it becomes available.